Exhibit 3.1

Fourth Amendment to the Amended and Restated By-Laws
of PHH Corporation

Effective as of February 27, 2018

The Amended and Restated By-Laws of PHH Corporation are hereby amended by inserting a new Section 8.10 in Article VIII thereof:

Section 8.10.  Forum for Adjudication of Certain Disputes. Unless the Corporation consents in writing to the selection of an alternative forum, and to the fullest extent permitted by law, the Circuit Court for Baltimore City, Maryland and the federal courts sitting in Baltimore City, Maryland shall be the sole and exclusive forum for any Internal Corporate Claim (as that term is defined in Section 1-101(p) of the Corporations and Associations Article of the Annotated Code of Maryland) arising out of or relating to that certain Agreement and Plan of Merger (the “Merger Agreement”) dated February 27, 2018 with Ocwen Financial Corporation, a Florida corporation, and POMS Corp, a Maryland corporation (as the same may be amended, restated or modified from time to time), and the actions or transactions contemplated thereby.  In the event that any action or proceeding described in the preceding sentence is pending in the Circuit Court for Baltimore City, Maryland, any stockholder that is party to such action or proceeding shall cooperate in seeking to have the action or proceeding assigned to the Business & Technology Case Management Program.